Exhibit 99.1

Investor Presentation May 2024

2 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

Business Overview

4 Notes: ¹As of 1Q’24; ²Considers assets under management and advisory as of March 2024. Vinci Partners is a leading, full - service alternative asset manager Business Strategies 10 Distribution Channels 5 Capital committed for 5+ years¹ 55% Vinci operates on a highly visible and integrated recurring - revenue business model, founded with diversification across business segments and a proven ability to raise long - term AUM from different pools of capital Last Twelve Months Highlights R$4.3 bn in capital subscriptions over the last twelve months across Private Markets funds, with a notable emphasis on VCP IV, VICC and VISC fundraisings. Vinci and Ares announced a Strategic Partnership and $100 million investment to accelerate the growth of Vinci’s platform in LatAm. Vinci and Compass announced a business combination that will lead to a combined AUM² of +US$ 50 bn. Vinci announced the acquisition of MAV Capital, an alternative asset manager focused on agribusiness with approximately R$ 550 mm in assets under management. What are we focusing on the near term? Ongoing fundraisings and additional commitments coming from new and existing strategies across Private Markets such as SPS IV, VFDL II and Vinci Credit Infra Final closings for the fundraising cycles of VCP IV and VICC funds Expanding our strategies by exploring opportunities across multiple countries in Latin America, with a newfound emphasis on small to mid - sized managers

5 Notes: ¹AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding double counting from co - managed funds between our segments. The platform provides an extensive range of products and solutions tailored to meet the unique preferences of both retail and in stitutional clients, yielding sustainable profitability across diverse verticals. We offer a complete portfolio of investment products and solutions Public Equities Long - term positions based on fundamental analysis of Brazilian publicly - traded companies Investment Products & Solutions Financial products offering on open platform, providing portfolio and risk management services Corporate Advisory High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Retirement Services Capital Allocation services to investors’ retirement plans by developing sophisticated solutions Vinci SPS Exposure to special situations assets with a favorable risk - return strategy Private Credit Tailor - made credit solutions developed to meet needs of both mature and growing businesses Real Estate Real estate investment funds that focus on returns from investments in various segments Infrastructure Exposure to real assets through equity and debt instruments Private Equity Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders R$ 69 bn 1Q’24 AUM¹ Research Risk Legal & Compliance Investor Relations Operations ESG

6 57% 18% 15% 9% 48% 38% 14% Notes: ¹Long - term AUM includes funds with lockups for at least five years to quasi - perpetual capital commitments; ²Private marke ts strategies include Private Equity, Real Estate, Private Credit, Vinci SPS and Infrastructure. Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric Our AUM is highly diversified across different segments 57 % of net revenues come from private market strategies ² 55 % of AUM is in long term products ¹ Net Revenues 1Q’24 LTM AUM 1Q’24

7 38% 21% 20% 11% 10% Local Institutional³ HNWI Institutional Offshore Allocators & Distributors Public market vehicles ³ ² ¹ 54% 33% 13% 26% 25% 21% 16% 12% Notes: ¹Local Institutional covers Brazilian pension funds (public and private), insurance companies, large and mid - size corpora tions and the government; ²HNWI is comprised of clients which we consider to have potential to invest at least R$30 million; ³Institutional Offshore covers offshore pension funds, endowments, sovereign funds, fund of funds, asset manage rs, family offices, and others; 4 Allocators & Distributors include banks (private, mass affluent and retail sectors), multi - family offices, or MFOs, and distribution platforms; 5 Public Market Vehicles of our listed funds. Our AUM funding base primarily relies on our proprietary distribution channels Public Equities ▪ 95% of Liquid Strategies’ AUM is distributed across proprietary relationships with institutional and HNWI clients Private . Markets . ▪ Private Markets’ AUM base favors long - term to perpetual capital commitments IP&S . ▪ 54% of IP&S’ AUM comes from local institutional investors AUM 1Q’24 4 5 51% 40% 5% 4%

What is yet to come?

9 Notes: 1 Considers assets under management and advisory as of March 2024. Integrated Approach to Latin America Alternative Asset Management The combination between Vinci and Compass creates a leading asset manager in LatAm, with more than U$50bn 1 in AUM Deep N etwork of Relationships with LatAm LPs Gateway to Alternative Asset Management in Latin America Unique Product Offering Outstanding Reputation Establishing a Leading Pan - Regional Platform Cultural Alignment Between Firms Combining with Compass is a natural next step towards Vinci's strategy to expand into a pan - regional platform Compass has +25 years of track record of consistent strong performance and alpha generation Entrepreneurial team with well - established relationships, and strong culture alignment Senior executive p artners with +25 years of experience Deep network of relationships with Latin American LPs Creation of the leading Alternative AM in LatAm with extensive and distribution network to institutional LPs Shaping LatAm Asset Management Industry Combination with Compass will create a full - service Latin American alternative asset manager

10 Consolidating Vinci's Position As The Gateway to Alternative Investments In Latin America Notes: 1 As of FY2023 Compass’ offices Vinci Partners’ offices +600 Employees 1 +2,500 LPs Global to Local Local to Global Local to Local Global to Regional +25 Years Providing Investment Solutions in LatAm 7 Countries in LatAm plus USA Providing global solutions to Latin American investors through cross - selling across different distribution channels Combination with Compass to open a vast pipeline of opportunities for add - on M&A deals in LatAm Expansion of Vinci’s geographic footprint into a true Pan - regional platform Strong diversification effect through complementary products and solutions with a broader geographic coverage

11 Vinci Partners to expand agribusiness footprint with the acquisition of MAV Capital Vinci brand recognition MAV Capital Transaction Rationale ▪ MAV Capital is an alternative asset manager focused on agribusiness with approximately R $ 550 million in assets under management in sector - specific private credit funds ▪ MAV is led by a best - in - class and highly seasoned management team with more than 20 years of experience ▪ The transaction aims to consolidate Vinci’s position across the agribusiness segment in Brazil , a substantially underserved segment by the investment industry ▪ Brazil exhibits numerous competitive advantages and is currently recognized as a key global player , while locally agribusiness and related activities are a meaningful contributor to the country’s GDP ▪ The acquisition is aligned with Vinci’s long - term growth plan, enabling Vinci to further expand its product offering by enhancing its credit segment and creating a dedicated vertical to provide solutions to the agribusiness sector 1 2 3 +35 In - house Structure Operations 5 Investment Products ~550 mm AUM 5 - 10 years AUM Lock - up

12 Private Markets fundraising cycle: our near - term focus 1H’24 2H’24 We will continue to have contributions from our ongoing fundraisings… ...with additional commitments coming from new and existing strategies As a pioneer and leading player in the Brazilian private equity space, we are in the final closings for the fundraising cycle of VCP Vintage IV . VCP IV SPS IV Credit Infra VICC VFDL II Listed Products SPS Vintage IV is expected to be launched in the 1 H’ 24 , supported by re - ups from previous vintages and local HNWI . We expect additional commitments in the following closings coming from international investors and distributors, two new capital pools for SPS which were not present in vintages I through III . Credit Infra has already secured R $ 1 . 4 billion in 2022 from two anchor institutional investors and holds significant promise for additional fundraising from institutional and retail clients through our allocators and distributors channel . Our target is an AUM of R $ 2 billion by the end of 2024 . Our portfolio comprises seven listed REITs, offering ample opportunities to deploy capital . As the funds are fully allocated and the real estate market is filled with opportunities, we intend to return to the market to capitalize on and seize the favorable conditions that will be created by the easing cycle of interest rates . VICC reached 75 % of its fundraising target and are experiencing strong traction with international investors, providing visibility for the next commitments . We anticipate the fund reaching the R $ 2 billion fundraising target in the 2 H’ 24 with final commitments . Our team has extensive experience in the development of real estate properties and is currently establishing the second development fund . VFDL II will start raising capital in the 2 H’ 24 .

13 Key takeaways 6 Our business model is structured to drive strong growth during favorable market conditions and to remain resilient during tougher scenarios 6 Expansion of Vinci’s geographic footprint intro a true Pan - regional platform through strategic partnerships and acquisitions 6 The alternative market is expanding on a global scale, and emerging markets are in a good position to capture an increasing share in the coming years, with a potential focus on attracting institutional investors 6 We are well - positioned to take advantage of growth opportunities in the market, leveraging the full power of our platform to unleash new opportunities for expansion 6 The potential for outsized shareholder returns is significant, driven by the growing FRE and the promising upside potential from PRE and GP investments

Financial Highlights

15 Vinci Partners First Quarter 2024 Financial Highlights R$ 69 bn R$ 4.3 bn Capital Subscriptions 1Q’24 LTM FRE 1Q’24 R$ 1.01 FRE/share¹ 1Q’24 Adj. DE 1Q’24 Quarterly Dividend AUM 1Q’24 + 11% YoY R$ 53.6 mm R$ 49 .6 mm US$ 0.17 + 12% YoY R$ 0.93 Adj. DE/share² 1Q’24 6.6% Dividend Yield 1Q’24 LTM FRE 1Q’24 LTM Adj. DE 1Q’24 LTM R$ 213 mm R$ 235 mm Notes: ¹FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twel ve months values are calculated as the sum of the last four quarters.; ²Adj. DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the la st four quarters.

16 Fee Related Revenues and Total Expenses + 4% Fee Related Revenues are primarily derived from management fees (R$ mm) % Mgmt. fees ▪ Fee related revenues totaled R$440 million in the 1Q'24 LTM, up 9% when compared to the 1Q'23 LTM, driven by strong fundraisi ng across Private Markets' products and a higher level of advisory fees. ▪ Management fees for the quarter remained flat on a year - over - year basis. Although Private Markets revenues continue to grow and push FRE for the platform, IP&S suffered from outflows caused by tougher macro conditions. ▪ Advisory fees accounted for R$10 million in the quarter. Over the past twelve months, advisory fees totaled R$46 million, up 101 % year - over - year, driven by a pickup in deal activity. ▪ Total operating expenses of R$54.2 million in the quarter, up 4% year - over - year, following our cost efficiency orientation to co ntain expenses growth. 96% 90% 90% 94 % Total Expenses 1Q’24 vs. 4Q ’ 23 ( R$mm ) + 6% + 9% 96 96 4 10 100 107 1Q'23 1Q'24 Management fees Advisory fees 380 394 23 46 403 440 1Q'23 LTM 1Q'24 LTM 19 20 23 21 7 7 3 6 52 54 1Q'23 1Q'24 Bonus compensation Corporate center Segment Personnel expenses Other G&A

17 84% 7% 9% Private Equity Infrastructure Vinci SPS Notes: Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized onl y w hen is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$14.4 million as of the end of the first quarter of 2024 booked as unrealized performance fees in the co mpany ´ s balance sheet. Accrued performance fees shown for Private Equity funds of R$245.7 million and for the Infrastructure fund VIAS, of R$6.6 million, as of the end of the first quarter of 2024 have not been booked as un rea lized performance fees in the company ´ s balance sheet; ¹Accrued performance fees for the VCP offshore are as of 4Q’23. This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund’s administrator. Accrued Performance Fees R$294 mm Accrued Performance Fees (R$ mm) Accrued Performance Fees by Strategy (%) ▪ Accrued performance fees receivable of R$294.4 million in the 1Q’24, up 6% quarter - over - quarter. ▪ The VCP strategy¹ in Private Equity accounted for R$240.8 million in accrued performance fees, or 82% of total accrued perfor man ce fees. ▪ Vinci Partners had, as of 1Q’24, R$7 billion in performance eligible AUM coming from Private Markets’ funds still within inve stm ent period. ▪ Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's bala nce sheet as of the first quarter of 2024, following IFRS 15 rules. The outstanding accrued performance fees balance reflects the funds' most recent mark and are not booked in the company's bal anc e sheet yet.

18 Our GP Commitments are a long - term strong value creator ▪ As of 1Q’24, Vinci Partners had R$1.1 billion in capital commitments signed to proprietary funds mostly across Private Equity , I nfrastructure, Credit and Real Estate. ▪ Realized investment gains are recognized quarterly as GP Investment Income in our Segment Earnings and it will be a relevant con tributor to our Distributable Earnings as the funds enter their divestment periods. ▪ Vinci Partners had R$4.4 million in Realized GP Investment Income in the quarter, or R$0.08 per share, coming from dividend d ist ributions across our GP Commitments in REITs. Fair Value of Investments (R$ mm) GP Commitments Overview Per share R$9.30 R$7.94 Total Capital Committed R$1.1 billion Total Capital Called R$495 million Accum. Capital Returned R$81 million ~R$12 million, or R$0.23 per share, after - tax Distributable Earnings Impact if Realized at Fair Value. Fair Value of Investments R$495 million Principal and Capital Gain

19 Notes: ¹GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets’ funds and oth er closed - end funds across Public Equities and IP&S segments with long - term lockups; ²Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposi ts and proprietary investments in Vinci Partners’ Liquid Funds, including funds from Public Equities, IP&S, Real Estate and Private Credit. GP and Financial Income Realized GP Investment¹ and Financial income² 1Q'24 vs. 1Q'23 ( R$mm ) (11)% Realized GP Investment¹ and Financial income² 1Q'24 LTM vs. 1Q'23 LTM ( R$mm ) (35)% ▪ Realized GP Investment¹ and Financial income² of R$16.8 million in the 1Q'24, a 35% decrease compared to the previous year. T he global macroeconomic uncertainty adversely affected local markets during the quarter, consequently impacting the portfolio of liquid funds. ▪ Realized GP Investment¹ income of R$4.4 million in the quarter, stemming from dividend distributions of the company’s proprie tar y stake in listed REITs. ▪ Realized GP Investment¹ and Financial income² accounted for R$94.4 million over the 1Q'24 LTM, down 11% when compared to the 1Q' 23 LTM. 82 77 24 18 106 94 1Q'23 LTM 1Q'24 LTM Realized Financial Income Realized GP Investment Income 20 12 6 4 26 17 1Q'23 1Q'24 Realized Financial Income Realized GP Investment Income

20 Notes: Per share values are calculated considering the number of outstanding shares at the end of the current quarter. Last t wel ve months values are calculated as the sum of the last four quarters; ¹Adjusted after tax Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses. Fee Related Earnings (FRE) and Distributable Earnings (DE) DE Margin ▪ Fee Related Earnings (FRE) of R$53.6 million (R$1.01/share) in the quarter, up 9% year - over - year on an absolute basis and 12% ye ar - over - year on an FRE per share¹ basis. This growth was propelled by a strong quarter for the Corporate Advisory segment. FRE of R$213.0 million (R$3.96/share) in the 1Q’24 LTM, up 8% when compared to the 1Q’23 LTM. The platform continues to see significant FRE expansion on a year - over - year basis driven by fundraising across Private Market strate gies and stronger advisory fees. F RE Margin was 50% for the 1Q’24, an increase of 1.3 percentage point year - over - year. ▪ Adjusted Distributable Earnings (DE)¹ of R$49.6 million (R$0.93/share) in the quarter, down 17% year - over - year on an absolute ba sis and 15% year - over - year on an Adjusted DE per share² basis, due to a weaker quarter for the Financial Income. Adjusted DE was R$235.4 million (R$4.38/share) in the 1Q’24 L TM, down 6% when compared to the 1Q’23 LTM and down 3% on an Adjusted DE per share basis. Fee - Related Earnings (FRE) – R$mm Adjusted After - tax Distributable Earnings¹ (DE) – R$mm FRE Margin 47% 39% 47% 42% + 9% + 8% 49% 50% 49% 48% (17)% (6)% 49 54 1Q'23 1Q'24 197 213 1Q'23 LTM 1Q'24 LTM 60 50 1Q'23 1Q'24 250 235 1Q'23 LTM 1Q'24 LTM

21 Notes: ¹FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twel ve months values are calculated as the sum of the last four quarters.; ² Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition and Ares investment and other financial expenses ; ³Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions; 4 DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months va lues are calculated as the sum of the last four quarters. First Quarter 2024 Segment Earnings ∆ YoY(%) 1Q'24 LTM 1Q'23 LTM ∆ YoY(%) 1Q'24 4Q'23 1Q'23 (R$ thousands, unless mentioned) 4% 393,945 380,149 1% 96,455 99,976 95,877 Net revenue from management fees 101% 45,690 22,788 132% 10,359 18,998 4,468 Net revenue from advisory fees 9% 439,635 402,937 6% 106,814 118,974 100,345 Total Fee Related Revenues 15% (29,859) (26,069) 2% (7,337) (7,462) (7,164) Segment personnel expenses 32% (22,961) (17,338) 73% (5,996) (6,573) (3,458) Other G&A expenses 1% (89,105) (88,615) (7)% (21,087) (21,499) (22,606) Corporate center expenses 14% (84,686) (74,108) 4% (18,748) (26,143) (18,062) Bonus compensation related to management and advisory 10% (226,611) (206,130) 4% (53,168) (61,677) (51,290) Total Fee Related Expenses 8% 213,024 196,807 9% 53,646 57,297 49,055 FEE RELATED EARNINGS (FRE) 48.5% 48.8% 50.2% 48.2% 48.9% FRE Margin (%) 11% 3.96 3.57 12% 1.01 1.07 0.90 FRE per share¹ (R$/share) 61% 21,564 13,391 16% 2,273 6,468 1,963 Net revenue from performance fees 75% (10,916) (6,255) 38% (1,009) (3,614) (733) Performance based compensation 49% 10,648 7,136 3% 1,264 2,854 1,230 PERFORMANCE RELATED EARNINGS (PRE) 49.4% 53.3% 55.6% 44.1% 62.7% PRE Margin (%) (76)% 1,042 4,254 N/A – 1,042 – ( - ) Unrealized performance fees (75)% (369) (1,503) N/A – (369) – (+) Unrealized performance compensation (26)% 17,735 24,007 (25)% 4,406 4,451 5,881 (+) Realized GP investment income 5% 242,080 230,701 6% 59,316 65,275 56,166 SEGMENT DISTRIBUTABLE EARNINGS 50.4% 51.9% 52.3% 49.9% 51.9% Segment DE Margin (%) 28% 7,423 5,780 6% 1,891 1,858 1,778 (+) Depreciation and amortization (7)% 76,618 82,051 (38)% 12,362 22,046 20,089 (+) Realized financial income (1)% (9,394) (9,518) (16)% (2,216) (2,267) (2,631) ( - ) Leasing expenses 185% (24,155) (8,482) 137% (9,236) (6,446) (3,900) ( - ) Other items² N/A (3,257) (1,485) N/A (1,333) (1,924) – ( - ) Non - operational expenses³ 14% (56,819) (49,972) 9% (12,487) (16,532) (11,496) ( - ) Income taxes (excluding related to unrealized fees and income) (7)% 232,496 249,075 (20)% 48,297 62,010 60,006 DISTRIBUTABLE EARNINGS (DE) 41.8% 47.3% 38.4% 40.5% 46.8% DE Margin (%) (4)% 4.32 4.52 (17)% 0.91 1.15 1.10 DE per share (R$/share)⁴ 197% 2,939 988 N/A 1,308 1,631 – (+) Non - operational expenses³ (including Income Tax effect) (6)% 235,435 250,063 (17)% 49,605 63,641 60,006 ADJUSTED DISTRIBUTABLE EARNINGS 42.3% 47.5% 39.4% 41.6% 46.8% Adjusted DE Margin (%) (3)% 4.38 4.53 (15)% 0.93 1.18 1.10 Adjusted DE per share (R$/share)

Appendix – I Business Overview

23 Notes: Starting from 2020, our official AUM is calculated on a consolidated basis, accounting for double counting resulting from fun ds from one segment investing in other segments and excluding double counting from co - managed funds between our segments. Source : Vinci Partners Building up Vinci Partners: a history of growth and diversification AUM¹ Evolution ( R$bn ) Structuring Scaling Diversification Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial markets 2 6 11 15 17 18 20 19 21 24 35 50 57 63 69 69 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 1Q'24

24 Vinci’s ecosystem sets us apart from competition Private Markets Public Equities IP&S Retirement Services Corporate Advisory Asset Origination Leverage from a robust platform with a broad spectrum of strategies to maximize investment opportunities Networking With +40 partners and a number of senior employees ranging from different fields, Vinci broadens its relationships Brand Recognition The proven track record of Vinci’s ecosystem enhances fundraising for new products from different strategies Cross selling within segments Cross selling opportunities as Vinci offers a wide variety of products across different segments that attend to the same client's different capital allocation objectives Joint Venture between Strategies Maximize knowledge and sector expertise of management teams to develop new products

25 Our ESG approach is a fundamental value that permeates throughout our investment strategies We are pioneers among Brazilian firms in our commitment to ESG… Vinci Energia Sustentavel (VES) Credit Fund focused on private debt related to green energy funded by BNDES Vinci Impact and Return (VIR IV) Launched with dual mandate of targeting measurable ESG impact and achieving market returns Impact monitoring KPIs Innovative ESG related products ▪ Growth of Average Salary and Number of Employees ▪ Gender Equality ▪ Employees Covered by Healthcare Benefits ▪ Policies Against Discrimination Based on Sexual Preference and Persons with Disabilities ▪ Implementation of Governance Practices ▪ Taxes Paid per Investment ▪ Revenue Growth Vinci foundation: We believe in ethics as the best value in a relationship 2009 2011 New ESG Model and new Governance and Compliance models 2017 ESG Policy for Private Equity 2014 NE III ( GIIN metrics) VES Win public auction from BNDES 2018 Vinci PE granted PRI A Score ESG Policy for Public Equity and Credit Development of the Impact Framework (VIR IV) 2019 NE Empreendedor Raised and invested by Vinci’s team (at Banco Pactual) Fund I US$608 million of invested capital by Vinci’s team (at Banco Pactual) 2003 - 2004 Vinci as a PRI signatory 2012 VCP II US$1.4 billion fund closed 2017 Vinci assumes NE II and NE III management NE III R$240mm Dry Powder 2019 VCP III US$1.0bn fund closed ¹ VIR IV BNDES approved anchor commitment Vinci engaged with the IDB to apply the WEPs tool First ESG Annual Report for VCP III 2020 2020 VIR IV in the process of becoming a OPIM signatory 2021 VIR IV (largest impact fund in Brazil) final closing of R$ 1 billion VES was the first Brazilian fund to receive the “European Standard” label 2021 VIR IV won the Private Equity ESG Fund of the Year Award from Environmental Finance Vinci received the WOB – Women on B oard seal 2022 VICC Activation of BNDES anchor investment Vinci Credit Infra Activation of anchor investments from local institutional investors such as BNDES 2022 VIAS won the ESG certification from NINT, Latin America’s largest ESG consulting and assessment firm 2023 VIAS renewed its ESG certification from NINT VICC held its first closing and became Article 9 compliant 2023 VIR IV won the LAVCA ESG Deal of the Year Award with the sale of Pró Infusion Vinci Climate Change (VICC) Focused on renewables generation, water & sewage, and innovative green technologies Notes: ¹Fund commitment and related co - investments.

26 And Brazil is a perfect fit for advancing this agenda As of December 29, 2023, unless otherwise stated. Source : ¹ Prequin ; ²PEI; ³Vinci Partners Internal Research … and stands as a leader for climate and impact - oriented investments in Brazil total capital raised ($bn) 2,500 2,000 1,500 1,000 500 0 80 60 40 20 0 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Avg. fund size ($m m ) Total capital raised ($bn) Avg fund size ($m m ) Global renewables - focused fundraising (US$)¹ ~ 70% of DFIs, Pension funds and foundations are increasing their focus towards climate funds². ~ 70% of Global Institutional Investors have or expect to have exposure to Private Market funds with climate agendas over the next twelve months². A Global opportunity is unfolding… Funds with Climate and Impact - oriented Investments VIAS VICC VES Credit Infra VIR IV VIGT Water and Sewage Climate Change Sustainable Energy Credit Infrastructure Credit PE Impact fund Brownfield Renewable and Transmission Yield Assets R$5.5bn AUM of climate and impact - oriented products VICC sits amongst a limited number of funds classified as Article 9 in the world³ 6 Strategies … and Vinci is in a unique position to capitalize on this enduring trend Article 9

Vinci is primed to capitalize on secular trends…

28 Global Share (%) Source: PWC, Asset and Wealth Management Revolution 2023 The alternative market continues to grow on a global scale A global shift towards private markets reflects investors' heightened pursuit of returns and hedging strategies amid market v ola tility Propelled by declining real rates, which were previously negative, capital has shifted toward alternative investments in recent years With global rates on the rise, the annual growth rate is expected to decelerate, but the longer - term outlook for alternatives remains positive The search for growth and yield is increasing interest for new segments, geographies and asset classes Private Markets investments are expected to account for around half of global asset management revenues over the next five years 13 15 18 24 0 5 10 15 20 25 30 35 2018 2020 2022 2027e Alternatives' AUM (US$ tn ) +6% CAGR 2022 - 2027e 178 211 253 309 38% 38% 46% 50% 0% 10% 20% 30% 40% 50% 60% 0 50 100 150 200 250 300 350 400 450 500 2018 2020 2022 2027e Private Markets' Revenue (US$ bn)

29 As of December 30, 2022, unless otherwise stated Source : UBS Global, Public Pension Plans Tilt Toward Alternatives ; ¹Thinking Ahead Institute The alternative industry has experienced substantial inflows from institutional investors in recent years 57% 43% 34% 23% 9% 34% 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Equities Fixed Income and Cash Alternatives 80% of state and local government pension plans allocated 20%+ of their assets to alternative investments in 2022 Asset allocation for US State and Local Pensions The US has the largest pension industry in the world, with over US$30 trillion in total assets¹ . Over the last two decades, pension funds have significantly changed allocations… Alternative investments Traditional Asset Classes The move toward alternatives picked up pace in the aftermath of the 2008 – 09 Global Financial Crisis This trend accelerated as the pandemic impacted financial markets and the Federal Reserve implemented an aggressive monetary tightening, resulting in… Asset Price Drawdowns Market Volatility

30 48% 23% 17% 9% 3% 2015 R $2.9 tn AUM R$8.1 tn AUM Source : ANBIMA See notes and definitions at end of document Brazilian investors are shifting focus toward products with superior returns, but still relatively under allocated The Brazilian Market AUM has almost tripled since 2015 AUM allocation mix gradually shifts away from fixed income Significant potential for growth in alternative investments +14% CAGR 2015 - 2023 Fixed income still represents close to 40% of overall Brazilian allocations 38% 26% 17% 13% 6% 2023 Fixed Income Liquid Strategies Pension Funds Private Markets Others ¹ ²

31 87% 13% Fixed Income Other asset classes 79% 21% Brazilian Complementary Pension Industry allocation is still heavily concentrated toward fixed income products As of June 30, 2023. Source: ¹Fenaprevi; ²Abrapp Sizeable opportunity for growth in alternatives coming from institutional investors, especially from pension funds R$2.4 trillion Brazilian Complementary Pension Industry R$1.2 trillion Closed - End Pension Funds² R$1.4 trillion Open - End Pension Funds¹

Appendix – II Segment Summaries

33 Financials by segment Segment Distributable Earnings 1Q'24 LTM by Segment Fee Related Earnings (FRE) 1Q'24 LTM by Segment R$253 mm ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$224.0 million in the 1Q'24 LTM, with 61% o f F RE coming from Private Markets, followed by Public Equities with 15%, IP&S accounting for 14% and Corporate Advisory for 9%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$253.1 million in the 1Q’24 LTM, with 6 2% coming from Private Markets’ strategies, followed by Public Equities accounting for 16%, IP&S for 13% and Corporate Advisory for 8%. 61% 14% 15% 9% R$224 mm 62% 14% 15% 8% Private Markets IP&S Public Equities Corporate Advisory

34 We offer a complete and diversified platform for alternative investments Private Equity – R$14.4bn AUM (44%) Real Estate – R$7.1bn AUM (21%) PRIVATE MARKETS R$ 33 BILLION AUM The real estate strategy invests through two subs - strategies : Listed Perpetual Funds : The real estate strategy currently manages seven listed perpetual funds, with over 430 , 000 retail investors . This listed perpetual funds strategy is focused on the acquisition of core, income - generating real estate assets through investments in seven sub - sectors : shopping malls, industrial and logistics, office properties, financial instruments, urban commercial properties, agribusiness and real estate credit . Opportunistic Development : The real estate team has extended experience in the development of real estate properties and currently manages a fund focused on the development of industrial properties in Brazil . Our Real Estate team also manages exclusive mandates, which includes an exclusive mandate REIT for an international institutional investor that co - invests in four shopping malls with VISC, and a fund of funds strategy that invests in listed REITs . The private equity strategy invests through two sub - strategies : Vinci Capital Partners : VCP focuses on control and co - control investments, executing across growth equity transactions, greenfield investments, buyouts and turnarounds . The third vintage of VCP strategy, Vinci Capital Partners III, is full allocated and has already started its divestment phase, while the fourth vintage, Vinci Capital Partners IV, is currently within fundraising process and already announced its first investment in November 2022 . Vinci Impact and Return : VIR focuses on minority investments in small - to - medium enterprises with a dual mandate of generating ESG impact as well as market returns . The VIR strategy is currently within investment period for its fourth vintage, Vinci Impact and Return IV, the largest impact oriented private equity fund in Latin America .

35 We offer a complete and diversified platform for alternative investments Infrastructure – R$3.9bn AUM (12%) Vinci SPS – R$2.1bn AUM (6%) The Vinci SPS strategy invests across three core sub - strategies : 1 ) Corporate : • Primary Market Funding : New money provided through structured credit solutions . Downside protection through collateral and other mechanisms . Borrowers credit profile range from distressed to high yield . • Secondary Market Funding : Acquisition of assets from creditors . Illiquid assets, with different credit profiles . Superior returns obtained through discounted prices combined with improved recovery strategies . 2 ) Legal : • Legal Claims : Acquisition of judicial assets against public and private entities . • Litigation Finance : Financing of litigation claims where one party has a legit plea but lacks the resources to maintain a typically long and costly judicial dispute . 3 ) Platforms : Scattered operations (retail) scalable through intense use of technology in their origination and processing workflows . PRIVATE MARKETS R$ 33 BILLION AUM The Infrastructure strategy invests across two core sub - strategies : Sector - focused funds : The Infrastructure team manages closed - end funds as its flagship strategy, seeking exposure to real assets related to physical infrastructure, through investments in the privatization of state - owned companies and concessions that provide water and sewage services, development of greenfield projects, and core transmission assets . The team also manages a public market vehicle, listed on the Brazilian stock exchange, VIGT, focused on the acquisition of yield - generating power transmission assets . Structured Credit : The team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors . Credit – R$5.5bn AUM (16%) The Credit strategy invests across five core sub - strategies : Infrastructure Credit : The team manages two group of funds with similar strategies, but of different vintages, namely Vinci Energia Sustentável , or VES, and Vinci Credit Infra . The funds essentially invest in senior secured debentures, focused on renewable energy, such as wind, solar, and hydro power generation, in line with our strict ESG guidelines . Real Estate Credit : Investment opportunities in senior secured loans/securities in the form of debentures or MBS, backed by underlying real estate loans and/or receivables . Multi - strategy/Structured Credit : Comprises a group funds, including open - ended funds and managed accounts, investing in senior secured loans and short - term receivables . Exclusive Mandates : Mandates with customized investment policy and client - driven . Agribusiness : Focused on bilateral senior secured credit transactions, which are originated and structured in - house

36 Private Markets Private Equity 44% Real Estate 21% Credit 17% Infrastructure 12% Vinci SPS 6% Private Markets' AUM ∆ YoY (%) 1Q'24 LTM 1Q'23 LTM ∆ YoY (%) 1Q'24 4Q'23 1Q'23 (R$ thousands, unless mentioned) 17% 255,046 218,734 7% 62,519 66,363 58,432 Net revenue from management fees (4)% 2,751 2,865 102% 554 1,648 275 Net revenue from advisory fees 16% 257,798 221,598 7% 63,073 68,011 58,706 Total Fee Related Revenues 17% (14,727) (12,630) 6% (3,707) (3,616) (3,509) Segment personnel expenses 23% (10,609) (8,592) 99% (2,856) (2,378) (1,438) Other G&A expenses 14% (54,511) (47,922) (1)% (12,937) (13,502) (13,018) Corporate center expenses 14% (40,867) (35,955) (1)% (8,978) (12,963) (9,111) Bonus compensation related to management and advisory 15% (120,714) (105,100) 5% (28,478) (32,459) (27,076) Total Fee Related Expenses 18% 137,084 116,499 9% 34,595 35,552 31,630 FEE RELATED EARNINGS (FRE) 53.2% 52.6% 54.8% 52.3% 53.9% FRE Margin (%) 76% 4,983 2,826 8% 8 1,983 7 Net revenue from performance fees (15)% 6,024 7,080 8% 8 3,025 7 Realized performance fees (76)% (1,042) (4,254) N/A – (1,042) – Unrealized performance fees 97% (2,297) (1,165) 34% (3) (970) (3) Performance based compensation 62% 2,686 1,661 (7)% 4 1,014 5 PERFORMANCE RELATED EARNINGS (PRE) 53.9% 58.8% 55.8% 51.1% 64.6% PRE Margin (%) (76)% 1,042 4,254 N/A – 1,042 – ( - ) Unrealized performance fees (75)% (369) (1,503) N/A – (369) – (+) Unrealized performance compensation (26)% 17,735 24,007 (25)% 4,406 4,451 5,881 (+) Realized GP investment income 9% 158,178 144,918 4% 39,005 41,689 37,516 SEGMENT DISTRIBUTABLE EARNINGS 56.2% 57.4% 57.8% 55.2% 58.1% Segment DE Margin (%) 17% 33,018 28,198 17% 33,018 32,956 28,198 ASSETS UNDER MANAGEMENT (AUM R$million) 20% 29,763 24,825 20% 29,763 29,706 24,825 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million) 0.88% 0.88% 0.80% 0.89% 0.87% AVERAGE MANAGEMENT FEE RATE (%) R$33 bn AUM ▪ Fee related earnings (FRE) of R$35.0 million in the quarter, up 9% year - over - year. This growth was driven by the strong fundrais ing in 2023 across Private Equity, Infrastructure and Real Estate. ▪ FRE was R$137.1 million in the 1Q'24 LTM, a 18% increase comparing to the 1Q’23 LTM. FRE Margin has been positively impacted by the fundraising environment, demonstrating a consistent increase over the quarters. ▪ Segment Distributable Earnings of R$39.0 million in the quarter, up 4% year - over - year. Segment DE was R$158.2 million in the 1Q' 24 LTM, an increase of 9% comparing to the 1Q’23 LTM. ▪ Total AUM of R$33.0 billion in the quarter, a 17% year - over - year increase propelled by robust fundraising across VCP IV, in Priv ate Equity, VICC, in Infrastructure and VISC, in Real Estate.

37 International – R$1.5bn AUM (6%) Within our IP&S segment we have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office . We provide tailored made investment solutions for local institutional investors and nigh net worth individuals that are seeking risk diversification by allocating part of their portfolios outside Brazil . Commingled Funds – R$2.7bn AUM (11%) Our focused commingled funds are owned by multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies . Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa . Pension Plans – R$2.8bn AUM (11%) Within our IP&S segment, we manage PGBL and VGBL pension plan funds, owned by retail clients, which provide tax and succession benefits . Our flagship strategy, “Vinci Equilíbrio”, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives and other funds. INVESTMENT PRODUCTS & SOLUTIONS R$26 BILLION AUM In our separate exclusive mandates, we provide investment solutions to institutional investors, such as small to medium - sized foundations, pension funds and financial institutions in Brazil, and high net worth individuals . Our asset allocation team seeks tailored made and distinctive portfolio construction solutions, addressing the clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity . Separate Exclusive Mandates – R$18.8bn AUM (73%) We are market leaders in providing investment solutions to our clients

38 Separate Mandates 73% Pension Plans 11% International 6% Commingled Funds 11% IP&S' AUM Investment Products & Solutions ∆ YoY (%) 1Q'24 LTM PF¹ 1Q'23 LTM PF¹ ∆ YoY (%) 1Q'24 4Q'23 PF¹ 1Q'23 PF¹ (R$ thousands, unless mentioned) (18)% 80,451 98,635 (13)% 19,814 19,349 22,817 Net revenue from management fees 14% 32 28 13% 8 8 7 Net revenue from advisory fees (18)% 80,483 98,664 (13)% 19,822 19,357 22,825 Total Fee Related Revenues 10% (7,244) (6,614) (11)% (1,627) (1,801) (1,832) Segment personnel expenses 1% (4,972) (4,916) (22)% (1,008) (1,816) (1,292) Other G&A expenses (21)% (17,241) (21,951) (19)% (4,100) (3,937) (5,084) Corporate center expenses (20)% (17,371) (21,774) (25)% (3,952) (4,011) (5,255) Bonus compensation related to management and advisory (15)% (46,826) (55,253) (21)% (10,687) (11,564) (13,462) Total Fee Related Expenses (22)% 33,657 43,410 (2)% 9,135 7,793 9,362 FEE RELATED EARNINGS (FRE) 41.8% 44.0% 46.1% 40.3% 41.0% FRE Margin (%) (38)% 3,913 6,334 (99)% 9 1,995 790 Net revenue from performance fees (38)% 3,913 6,334 (99)% 9 1,995 790 Realized performance fees N/A – – N/A – – – Unrealized performance fees (40)% (1,948) (3,244) (99)% (4) (994) (316) Performance based compensation (36)% 1,965 3,089 (99)% 4 1,001 474 PERFORMANCE RELATED EARNINGS (PRE) 50.2% 48.8% 50.0% 50.2% 60.0% PRE Margin (%) N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation (23)% 35,621 46,500 (7)% 9,139 8,793 9,837 SEGMENT DISTRIBUTABLE EARNINGS 42.2% 44.3% 46.1% 41.2% 41.7% Segment DE Margin (%) (3)% 25,756 26,599 (3)% 25,756 25,426 26,599 ASSETS UNDER MANAGEMENT (AUM R$million) (3)% 25,507 26,288 (3)% 25,507 25,179 26,288 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million) 0.34% 0.40% 0.34% 0.33% 0.37% AVERAGE MANAGEMENT FEE RATE (%) R$26 bn AUM ▪ This quarter, we executed a strategic realignment across our segments. In response to the evolving dynamics of our funds and the strategic vision of our management team, we reassigned a portion of our Hedge Funds business to IP&S (R$2.3 billion). ▪ Fee related earnings (FRE) of R$9.1 million in the quarter, down 2% year - over - year. FRE was R$33.6 million in the 1Q'24 LTM Pro Forma¹, a 22% decrease comparing to the 1Q’23 LTM Pro Forma¹, due to outflows especially within our pension funds strategy, which carries higher fees. ▪ Segment Distributable Earnings of R$9.1 million in the quarter, down 7% year - over - year. Segment DE was R$35.6 million in the 1Q' 24 LTM Pro Forma¹, a decrease of 23% when compared to the 1Q’23 LTM Pro Forma¹, that posted higher contributions from FRE. ▪ Total AUM of R$25.8 billion, down 3% year - over - year.

39 We have an established and widely recognized public equities platform PUBLIC EQUITIES R$10 BILLION AUM Vinci Partners has a long track record and deep experience investing in public equities in Brazil . We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls . Mosaico Strategy – R$6.1bn AUM (61%) Dividends – R$3.3bn AUM (33%) Total Return – R$0.5bn AUM (5%) The Mosaico strategy focuses on long term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints . Our flagship strategy, Vinci Mosaico, seeks to achieve long - term results above the Brazilian stock market . The team also manages a sovereign wealth exclusive mandate under the Mosaico strategy . The Dividends strategy focuses on well - managed companies with a strong presence in their segments that are generating significant cash returns through dividends . Our flagship strategy is Vinci Gas Dividendos , that seeks to achieve long - term returns by investing in companies with a consistent history of dividends’ payment . The Total Return strategy focuses on high absolute risk - adjusted returns through fundamental analysis, diversification and use of derivatives . We have strong overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors .

40 Mosaico Strategy 61% Dividends Strategy 33% Total Return 5% Others 1% Public Equities' AUM Public Equities ∆ YoY (%) 1Q'24 LTM PF¹ 1Q'23 LTM PF¹ ∆ YoY (%) 1Q'24 4Q'23 PF¹ 1Q'23 PF¹ (R$ thousands, unless mentioned) (7)% 58,124 62,780 (5)% 13,964 14,145 14,628 Net revenue from management fees N/A – – N/A – – – Net revenue from advisory fees (7)% 58,124 62,780 (5)% 13,964 14,145 14,628 Total Fee Related Revenues 5% (3,576) (3,401) (4)% (889) (875) (931) Segment personnel expenses (16)% (1,430) (1,695) 23% (344) (315) (280) Other G&A expenses (11)% (12,454) (13,972) (11)% (2,890) (2,878) (3,259) Corporate center expenses (15)% (8,263) (9,703) (3)% (2,004) (1,798) (2,074) Bonus compensation related to management and advisory (11)% (25,722) (28,771) (6)% (6,126) (5,866) (6,544) Total Fee Related Expenses (5)% 32,403 34,008 (3)% 7,838 8,279 8,084 FEE RELATED EARNINGS (FRE) 55.7% 54.2% 56.1% 58.5% 55.3% FRE Margin (%) 199% 12,670 4,232 94% 2,257 2,491 1,166 Net revenue from performance fees 199% 12,670 4,232 94% 2,257 2,491 1,166 Realized performance fees N/A – – N/A – – – Unrealized performance fees 262% (6,672) (1,845) 141% (1,001) (1,651) (415) Performance based compensation 151% 5,997 2,386 67% 1,255 840 751 PERFORMANCE RELATED EARNINGS (PRE) 47.3% 56.4% 55.6% 33.7% 64.4% PRE Margin (%) N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation 6% 38,398 36,395 3% 9,093 9,119 8,835 SEGMENT DISTRIBUTABLE EARNINGS 54.2% 54.3% 56.1% 54.8% 55.9% Segment DE Margin (%) 33% 9,910 7,434 33% 9,910 10,055 7,434 ASSETS UNDER MANAGEMENT (AUM R$million) 34% 9,859 7,374 34% 9,859 10,005 7,374 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million) 0.68% 0.84% 0.60% 0.64% 0.83% AVERAGE MANAGEMENT FEE RATE (%) R$10 bn AUM ▪ This quarter, we executed a strategic realignment across our segments. In response to the evolving dynamics of our funds and the strategic vision of our management team, we reassigned a portion of our Hedge Funds business to Public Equities (R$ 533.6 million). ▪ Fee related earnings (FRE) of R$7.8 million in the quarter, down 3% year - over - year, following volatile markets across the globe over the last quarters. FRE was R$32.4 million in the 1Q'24 LTM Pro Forma¹, a decrease of 5% compared to the 1Q’23 LTM Pro Forma¹. ▪ Segment Distributable Earnings of R$9.1 million in the quarter, up 3% year - over - year. Segment Distributable Earnings was R$38.4 million in the 1Q'24 LTM Pro Forma¹, an increase of 6% when compared to the 1Q’23 LTM Pro Forma¹, driven by an increase in contributions from realized performance fees. ▪ Total AUM of R$9.9 billion in the quarter, up 33% year - over - year.

41 We have a leading corporate advisory business About our Corporate Advisory team Our corporate advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre - IPO and M&A advisory services for Brazilian middle - market companies . We believe our corporate advisory services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace . As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long - term relationships, and alignment of interests with clients . About the Services provided Outstanding position in the Brazilian market CORPORATE ADVISORY The Corporate Advisory platform provides conflict - free advice with senior focus for value creation and long - term support . The platform focuses on two main sub - strategies : Merges and Acquisitions (M&A) : advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports . Capital Markets : conflict - free advisory for IPO and pre - IPO, block trades, debt restructuring, market/investor communication, issuing of debt titles and special situation transactions . Vinci Corporate Advisory is consolidated as the most relevant independent financial advisor in Brazil, having being recognized in several awards for M&A transactions, such as : Leaders League Ranking : Ranked as Leading Independent M&A Advisor in Brazil in 2021 , 2022 , 2023 and 2024 # 1 in Ranking of independent financial advisors in Brazil in number of deals closed – Bloomberg ( 2011 – 2023 ) The M&A Atlas Awards (Middle Market) : Ranked as the Best Investment Bank in Brazil in 2019 , 2020 and 2023 Strategic Acquisitions of Tiaxa , M4U, 7AZ, Agenda Edu and Nomowave Preparation of the fairness opinion in the context of the merger with SulAmérica Strategic Acquisition of Singulare , leading administrator and custodian of FIDCs; Capitalizations by GIC and General Atlantic with over R$ 1 billion raised Full advisory throughout the listing of its shares in the company's Initial Public Offering (IPO) Investment agreement for a project development with Acelen and Perfin Sale of Distributed Generation ("DG") assets to Brookfield

42 Corporate Advisory ∆ YoY (%) 1Q'24 LTM 1Q'23 LTM ∆ YoY (%) 1Q'24 4Q'23 1Q'23 (R$ thousands, unless mentioned) N/A – – N/A – – – Net revenue from management fees 116% 42,907 19,894 134% 9,797 17,343 4,186 Net revenue from advisory fees 116% 42,907 19,894 134% 9,797 17,343 4,186 Total Fee Related Revenues 8% (2,143) (1,975) 17% (553) (574) (471) Segment personnel expenses 234% (1,363) (408) 130% (170) (723) (74) Other G&A expenses 0% (4,455) (4,449) (7)% (1,054) (1,075) (1,130) Corporate center expenses 247% (14,049) (4,054) 202% (3,093) (5,598) (1,023) Bonus compensation related to management and advisory 102% (22,010) (10,885) 80% (4,870) (7,970) (2,698) Total Fee Related Expenses 132% 20,897 9,009 231% 4,926 9,373 1,487 FEE RELATED EARNINGS (FRE) 48.7% 45.3% 50.3% 54.0% 35.5% FRE Margin (%) 132% 20,897 9,009 231% 4,926 9,373 1,487 SEGMENT DISTRIBUTABLE EARNINGS 48.7% 45.3% 50.3% 54.0% 35.5% Segment DE Margin (%) ▪ Fee related earnings (FRE) of R$4.9 million in the quarter. ▪ FRE was R$20.9 million in the 1Q'24 LTM, a 132% increase comparing to the 1Q’23 LTM. ▪ Segment Distributable Earnings in the FY’23 were R$20.9 million in the 1Q'24 LTM, a 132% increase comparing to the 1Q’23 LTM. ▪ Deal activity has been notably increasing since the latter part of 2023, propelled by the easing cycle for interest rates in Bra zil. This environment allows great opportunities in M&A, complemented by a broader sector diversification strategy aimed at reducing risk exposure across various economic cycles and ass et profiles.

43 ▪ Fee Related Earnings (FRE) of negative R$2.8 million in the quarter. FRE was negative R$11.0 million in the 1Q'24 LTM. ▪ VRS started to contribute to AUM numbers and management fee revenues in 2023. In February, VRS was officially presented to th e g eneral public with an article in a major newspaper in Brazil. The product is now fully accessible to the public through dedicated apps and website and prepared to accept allocatio ns from all investors through our newly launched platform called Mio. ▪ VRS reached close to R$ 150.0 million in AUM by the end of the first quarter. Retirement Services ∆ YoY (%) 1Q'24 LTM 1Q'23 LTM ∆ YoY (%) 1Q'24 4Q'23 1Q'23 (R$ thousands, unless mentioned) N/A 324 – N/A 158 119 – Net revenue from management fees N/A – – N/A – – – Net revenue from advisory fees N/A 324 – N/A 158 119 – Total Fee Related Revenues 50% (2,168) (1,450) 33% (561) (596) (422) Segment personnel expenses 166% (4,589) (1,724) 333% (1,618) (1,341) (374) Other G&A expenses 38% (446) (322) (8)% (105) (107) (115) Corporate center expenses 58% (4,136) (2,622) 21% (721) (1,773) (598) Bonus compensation related to management and advisory 85% (11,338) (6,119) 99% (3,006) (3,818) (1,509) Total Fee Related Expenses 80% (11,014) (6,119) 89% (2,847) (3,699) (1,509) FEE RELATED EARNINGS (FRE) N/A N/A N/A N/A N/A FRE Margin (%) N/A – – N/A – – – Net revenue from performance fees N/A – – N/A – – – Realized performance fees N/A – – N/A – – – Unrealized performance fees N/A – – N/A – – – Performance based compensation N/A – – N/A – – – PERFORMANCE RELATED EARNINGS (PRE) N/A N/A N/A N/A N/A PRE Margin (%) N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation 80% (11,014) (6,119) 89% (2,847) (3,699) (1,509) SEGMENT DISTRIBUTABLE EARNINGS N/A N/A N/A N/A N/A Segment DE Margin (%) N/A 147 – N/A 147 88 – ASSETS UNDER MANAGEMENT (AUM R$million) N/A 0.86% – N/A 0.58% 0.72% – AVERAGE MANAGEMENT FEE RATE (%)

Appendix – III Financial Statements

45 How to analyze Vinci Partners’ financial model Fee Related Earnings (FRE) (+) Management fees: our main source of revenues, derived from fees charged over our Fee - Earning AUM (+) Advisory fees: fees charged over advisory services provided by our corporate advisory and management teams ( - ) Operating expenses: includes all G&A, personnel and profit - sharing expenses (related to mgmt. and adv. fees) Performance Related Earnings (PRE) (+) Performance fees: derived from fees charged over our Performance - Eligible AUM. In most of our Public Equities and IP&S segments, performance fees are charged over a hurdle rate once the fund’s return exceeds its benchmark. In our Private Market strategies most of the funds charge performance over the fund’s absolute return once it surpasses its preferred rate. ( - ) Performance compensation: compensation allocated to the management teams linked to generated performance fees Distributable Earnings (DE) (+) FRE (+) Cash PRE: PRE less unrealized performance fees and unrealized performance compensation (+) Realized GP Investment Income: realized income derived from our GP Investments in our Private Market funds (+) Realized Financial Income: realized income derived from the company’s cash allocations (+) D&A: non - cash expense that is added back to our Distributable Earnings calculation ( - ) Cash Income taxes: income taxes calculated over realized revenues

46 See notes and definitions at end of document Financials - Income Statement ∆ LTM (%) 1Q'24 LTM 1Q'23 LTM ∆ YoY (%) 1Q'24 4Q'23 1Q'23 (R$ thousands, unless mentioned) REVENUES 4% 393,945 380,149 1% 96,455 99,976 95,877 Net revenue from management fees 61% 21,564 13,391 16% 2,273 6,468 1,963 Net revenue from performance fees 28% 22,606 17,645 16% 2,273 7,510 1,963 Realized performance fees (76)% (1,042) (4,254) N/A – (1,042) – Unrealized performance fees 101% 45,690 22,788 132% 10,359 18,998 4,468 Net revenue from advisory 11% 461,199 416,328 7% 109,087 125,442 102,308 Total net revenues from services rendered EXPENSES 14% (84,686) (74,108) 4% (18,748) (26,143) (18,062) Bonus related to management and advisory 75% (10,916) (6,255) 38% (1,009) (3,614) (733) Performance based compensation 45% (11,285) (7,759) 38% (1,009) (3,983) (733) Realized (75)% 369 1,503 N/A – 369 – Unrealized 19% (95,602) (80,363) 5% (19,757) (29,757) (18,795) Total compensation and benefits 15% (29,859) (26,069) 2% (7,337) (7,462) (7,164) Segment personnel expenses 32% (22,961) (17,338) 73% (5,996) (6,573) (3,458) Other general and administrative expenses 1% (89,106) (88,615) (7)% (21,087) (21,499) (22,606) Corporate center expenses 12% (237,527) (212,385) 4% (54,177) (65,291) (52,023) Total expenses 10% 223,672 203,943 9% 54,910 60,151 50,285 Operating profit OTHER ITEMS N/A 59,727 (9,727) N/A 13,509 14,914 (20,200) GP Investment income (26)% 17,735 24,007 (25)% 4,406 4,451 5,881 Realized gain from GP investment income N/A 41,992 (33,734) N/A 9,103 10,463 (26,081) Unrealized gain from GP investment income (8)% 76,618 83,251 (38)% 12,362 22,046 20,089 Financial income (7)% 76,618 82,051 (38)% 12,362 22,046 20,089 Realized gain from financial income N/A (0) 1,200 N/A – – – Unrealized gain from financial income (1)% (9,394) (9,518) (16)% (2,216) (2,267) (2,631) Leasing expenses N/A (48,468) 9,540 N/A (14,992) (10,461) 151 Other items¹ 21% (19,008) (15,647) 192% (6,148) (4,249) (2,107) Share Based Plan 119% (3,257) (1,485) N/A (1,333) (1,924) – Non - operational expenses² (0)% 56,218 56,414 N/A 1,182 18,059 (4,698) Total Other Items 8% 279,890 260,356 23% 56,092 78,210 45,587 Profit before income taxes (11)% (47,429) (53,555) (19)% (10,384) (14,826) (12,881) ( - ) Income taxes ³ 12% 232,461 206,801 40% 45,708 63,384 32,706 NET INCOME 197% 2,939 988 N/A 1,308 1,631 – (+) Non - operational expenses² including income tax related to realized expense N/A 16,949 (11,895) N/A 3,799 2,691 (2,674) ( - ) Contingent consideration adjustment related to acquisitions 4 29% 252,349 195,894 69% 50,815 67,706 30,032 ADJUSTED NET INCOME

47 Financials - Non - GAAP Reconciliation 1Q'24 LTM 1Q'23 LTM 1Q'24 4Q'23 1Q'23 (R$ thousands, unless mentioned) 223,672 203,943 54,910 60,151 50,285 OPERATING PROFIT (22,606) (17,645) (2,273) (7,510) (1,963) ( - ) Net revenue from realized performance fees 1,042 4,254 – 1,042 – ( - ) Net revenue from unrealized performance fees 10,916 6,255 1,009 3,614 733 (+) Compensation allocated in relation to performance fees 213,024 196,807 53,646 57,297 49,055 FEE RELATED EARNINGS (FRE) 223,672 203,943 54,910 60,151 50,285 OPERATING PROFIT (393,945) (380,149) (96,455) (99,976) (95,877) ( - ) Net revenue from management fees (45,690) (22,788) (10,359) (18,998) (4,468) ( - ) Net revenue from advisory 84,686 74,108 18,748 26,143 18,062 (+) Bonus related to management and advisory 29,859 26,069 7,337 7,462 7,164 (+) Personnel expenses 22,961 17,338 5,996 6,573 3,458 (+) Other general and administrative expenses 89,106 88,615 21,087 21,499 22,606 (+) Corporate center expenses 10,648 7,136 1,264 2,854 1,230 PERFORMANCE RELATED EARNINGS (PRE) 223,672 203,943 54,910 60,151 50,285 OPERATING PROFIT 1,042 4,254 – 1,042 – ( - ) Net revenue from unrealized performance fees (369) (1,503) – (369) – (+) Compensation allocated in relation to unrealized performance fees 17,735 24,007 4,406 4,451 5,881 (+) Realized gain from GP investment income 242,080 230,701 59,316 65,275 56,166 SEGMENT DISTRIBUTABLE EARNINGS 232,461 206,801 45,708 63,384 32,706 NET INCOME 1,042 4,254 – 1,042 – ( - ) Net revenue from unrealized performance fees (120) (490) – (120) – (+) Income tax from unrealized performance fees (369) (1,503) – (369) – (+) Compensation allocated in relation to unrealized performance fees (41,992) 33,734 (9,103) (10,463) 26,081 ( - ) Unrealized gain from GP investment income 458 (369) 283 119 – (+) Income tax on unrealized gain from GP investment income – (1,200) – (0) – ( - ) Unrealized gain from financial income – (65) – – – ( - ) Income tax on unrealized gain from financial income 16,949 (11,895) 3,799 2,691 (2,674) ( - ) Contingent consideration (earn - out) gain (loss), after - tax 7,423 5,780 1,891 1,858 1,778 (+) Depreciation and amortization 17,642 15,647 6,148 4,188 2,107 (+) Share Based Plan (998) (1,620) (429) (320) 8 ( - ) Income Taxes on Share Based Plan 2,939 988 1,308 1,631 – (+) Non - operational expenses including income tax related to realized expense 235,435 250,063 49,605 63,641 60,006 ADJUSTED DISTRIBUTABLE EARNINGS 461,199 416,328 109,087 125,442 102,308 TOTAL NET REVENUE FROM SERVICES RENDERED (22,606) (17,645) (2,273) (7,510) (1,963) ( - ) Net revenue from realized performance fees 1,042 4,254 – 1,042 – ( - ) Net revenue from unrealized performance fees 439,635 402,937 106,814 118,974 100,345 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY

48 1Q'24 LTM 1Q'23 LTM 1Q'24 1Q'23 (R$ thousands, unless mentioned) 279,890 260,356 56,092 45,587 Profit (loss) before income taxes 34% 34% 34% 34% Combined statutory income taxes rate - % (95,162) (88,522) (19,071) (15,500) Income tax benefit (Expense) at statutory rates Reconciliation adjustments: (917) (258) (99) (62) Expenses not deductible 192 282 37 35 Tax benefits (825) (240) (338) (29) Share based payments (2,973) - (918) - Tax loss 52,152 35,168 9,981 2,662 Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 104 15 24 13 Other additions (exclusions), net (47,429) (53,555) (10,384) (12,881) Income taxes expenses (58,920) (52,990) (12,871) (12,517) Current 11,491 (565) 2,487 (364) Deferred 17% 21% 19% 28% Effective tax rate Notes: ¹Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal y ear may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference be tween the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Effective tax rate reconciliation

49 General and Administrative Expenses 1 Q’24 ( R$mm ) 1 Q’23 ( R$mm ) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$52.0 mm + 4% R$54.2 mm 17.7 18.1 0.7 6.6 1.8 3.8 3.4 17.3 18.7 1.0 7.1 3.1 3.0 3.9

50 3/28/2024 12/29/2023 Liabilities and equity Current liabilities 348 1,869 Trade payables 10,419 – Deferred Revenue 25,104 24,381 Leases 6,052 6,020 Accounts payable 27,325 101,506 Labor and social security obligations 78,138 76,722 Loans and Financing 18,618 24,853 Taxes and contributions payable 166,004 235,351 Total current liabilities Non - current liabilities 43,188 48,431 Leases 6,784 5,357 Labor and social security obligations 554,452 540,369 Loans and Financing 4,303 3,883 Deferred taxes 144,782 85,554 Retirement plans liabilities 753,509 683,594 919,513 918,945 Total liabilities Equity 15 15 Share capital 1,408,438 1,408,438 Additional paid - in capital (201,165) (172,863) Treasury shares 104,244 111,444 Retained Earnings 37,185 31,876 Other reserves 1,348,717 1,378,910 1,415 1,864 Non - controlling interests in the equity of subsidiaries 1,350,132 1,380,774 Total equity 2,269,645 2,299,719 Total liabilities and equity 3/28/2024 12/29/2023 Assets Current assets 531,988 660,305 Cash and cash equivalents 45,738 15,896 Cash and bank deposits 85,649 173,300 Financial instruments at fair value through profit or loss 400,601 471,109 Financial instruments at amortized cost 1,221,642 1,168,355 Financial instruments at fair value through profit or loss 89,701 101,523 Trade receivables 3,601 4,071 Sub - leases receivable 1,630 2,219 Taxes recoverable 25,169 19,109 Other assets 1,873,731 1,955,582 Total current assets Non - current assets 57,965 7,146 Financial instruments at fair value through profit or loss 16,412 16,638 Trade receivables 1,079 1,467 Sub - leases receivable 1,139 325 Taxes recoverable 16,395 13,487 Deferred taxes 19,556 19,427 Other receivables 112,546 58,490 11,924 12,591 Property and equipment 55,917 58,308 Right of use - Leases 215,527 214,748 Intangible assets 395,914 344,137 Total non - current assets 2,269,645 2,299,719 Total Assets Balance Sheet

Supplemental Details

52 AUM and Fee - Earning AUM Rollforward Assets Under Management (AUM) – R$ million Fee - Earning Assets Under Management (FEAUM) – R$ million Total Vinci SPS Retirement Services Hedge Credit Real Estate Infrastructure IP&S Public Private Funds Equities Equity 58,487 2,149 – 2,574 4,964 5,137 2,313 24,048 7,040 10,262 Beginning balance – – – (2,574) – – – 2,235 339 – Managerial Adjustment 58,487 2,149 – – 4,964 5,137 2,313 26,283 7,379 10,262 Beginning balance 2,793 (376) – – (135) 760 1,377 571 – 595 (+/ - ) Capital Subscription / (capital return) 4,282 5 – – 66 1,251 1,497 576 – 887 (+) Capital Subscription (1,489) (381) – – (201) (491) (119) (4) – (292) ( - ) Capital Return (3,325) – 143 – 195 58 – (3,822) 101 – (+/ - ) Net Inflow / (outflow) 7,322 360 4 – 435 1,106 180 2,474 2,380 382 (+/ - ) Appreciation / (depreciation) 65,277 2,133 147 – 5,459 7,061 3,870 25,507 9,859 11,240 Ending Balance Total Vinci SPS Retirement Services Hedge Credit Real Estate Infrastructure IP&S Public Private Funds Equities Equity 62,232 2,149 – 2,723 4,964 5,137 2,361 24,216 7,095 13,587 Beginning balance – – – (2,723) – – – 2,384 339 – Managerial Adjustment 62,232 2,149 – – 4,964 5,137 2,361 26,599 7,434 13,587 Beginning balance 2,798 (376) – – (135) 760 1,377 571 – 600 (+/ - ) Capital Subscription / (capital return) 4,332 5 – – 66 1,251 1,497 576 – 937 (+) Capital Subscription (1,534) (381) – – (201) (491) (119) (4) – (337) ( - ) Capital Return (3,399) – 143 – 195 58 – (3,896) 101 – (+/ - ) Net Inflow / (outflow) 7,200 360 4 – 435 1,106 209 2,481 2,375 229 (+/ - ) Appreciation / (depreciation) 68,831 2,133 147 – 5,459 7,061 3,947 25,756 9,910 14,417 Ending Balance Total Vinci SPS Retirement Services Hedge Credit Real Estate Infrastructure IP&S Public Private Funds Equities Equity 64,977 1,964 88 2,642 5,406 7,049 3,894 23,055 9,487 11,392 Beginning balance – – – (2,642) – – – 2,123 518 – Managerial Adjustment 64,977 1,964 88 – 5,406 7,049 3,894 25,179 10,005 11,392 Beginning balance 363 (86) – – (5) (70) (20) 544 – – (+/ - ) Capital Subscription / (capital return) 687 2 – – 66 71 – 548 – – (+) Capital Subscription (324) (88) – – (71) (141) (20) (4) – – ( - ) Capital Return (855) – 58 – 49 49 – (985) (26) – (+/ - ) Net Inflow / (outflow) 791 255 1 – 8 33 (4) 770 (121) (152) (+/ - ) Appreciation / (depreciation) 65,277 2,133 147 – 5,459 7,061 3,870 25,507 9,859 11,240 Ending Balance Total Vinci SPS Retirement Services Hedge Credit Real Estate Infrastructure IP&S Public Private Funds Equities Equity 68,525 1,964 88 2,795 5,406 7,049 3,943 23,149 9,537 14,593 Beginning balance – – – (2,795) – – – 2,277 518 – Managerial Adjustment 68,525 1,964 88 – 5,406 7,049 3,943 25,426 10,055 14,593 Beginning balance 363 (86) – – (5) (70) (20) 544 – – (+/ - ) Capital Subscription / (capital return) 687 2 – – 66 71 – 548 – – (+) Capital Subscription (324) (88) – – (71) (141) (20) (4) – – ( - ) Capital Return (855) – 58 – 49 49 – (985) (26) – (+/ - ) Net Inflow / (outflow) 797 255 1 – 8 33 24 772 (120) (176) (+/ - ) Appreciation / (depreciation) 68,831 2,133 147 – 5,459 7,061 3,947 25,756 9,910 14,417 Ending Balance For the Three Months Ended March 28, 2024 For the Three Months Ended March 28, 2024 For the Twelve Months Ended March 28, 2024 For the Twelve Months Ended March 28, 2024

53 24 M 12 M YTD 1Q'24 Benchmark 6.8% 25.7% (4.5)% (4.5)% IBOV 5 27.3% 12.4% 2.6% 2.6% CDI 4 21.0% 9.6% 2.1% 2.1% IMA - B 5 7 23.0% 10.1% 3.0% 3.0% IPCA 6 + Yield IMA - B 7 8.8% 3.9% 1.4% 1.4% IPCA 6 22.6% 23.4% 2.9% 2.9% IFIX 8 See notes and definitions at end of document Investment records – IP&S, Liquid Strategies, Private Credit and Listed Funds Index Rate Market Comparison 24 M 12 M YTD 1Q'24 NAV¹ (R$ millions) Segment Fund CDI 7 CDI 7 24.6% 11.2% 2.0% 2.0% 257.1 IP&S Vinci Multiestratégia FIM CDI 7 CDI 7 14.7% 9.1% 1.0% 1.0% 359.7 IP&S Atlas Strategy² IPCA 5 + Yield IMA - B¹⁰ IPCA⁹ + Yield IMA - B¹⁰ 16.0% 26.0% (3.2)% (3.2)% 372.7 Public Equities Vinci Total Return³ IBOV 8 IBOV 8 4.9% 30.7% (1.7)% (1.7)% 887.0 Public Equities Mosaico Strategy⁴ IBOV 8 IBOV 8 8.8% 24.8% (3.7)% (3.7)% 551.5 Public Equities Vinci Gas Dividendos FIA IMA - B 5¹² IMA - B 5¹² 19.6% 9.0% 1.5% 1.5% 1,483.8 IP&S Vinci Valorem FIM⁵ - IPCA⁹ 19.1% 9.3% 1.6% 1.6% 2,052.2 IP&S Equilibrio Strategy⁶ IMA - B¹⁰ IMA - B¹⁰ 20.8% 7.1% 0.5% 0.5% 184.6 IP&S Vinci Retorno Real FIM IPCA⁹+ 6% IPCA⁹ 23.8% 12.7% 1.1% 1.1% 814.0 Credit Vinci Crédito Imobiliário II CDI 7 CDI 7 29.2% 14.6% 3.2% 3.2% 100.1 Credit Vinci Crédito Estruturado Multiestrategia Plus FIC FIM IPCA⁹+ 6% IPCA⁹ 20.4% 14.6% 2.5% 2.5% 593.4 Credit Vinci Energia Sustentável IPCA⁹ + 5% CDI 7 21.2% 14.7% 2.2% 2.2% 373.5 Credit Vinci Crédito Multiestratégia IPCA⁹ + 6% IFIX¹¹ 48.2% 33.4% 0.6% 0.6% 3,534.7 Real Estate (listed REIT) VISC11 IPCA⁹ + 6% IFIX¹¹ 10.1% 13.8% (5.0)% (5.0)% 1,396.3 Real Estate (listed REIT) VILG11 IPCA⁹ + 6% IFIX¹¹ (7.8)% 7.5% 3.0% 3.0% 643.6 Real Estate (listed REIT) VINO11 IFIX¹¹ IFIX¹¹ 41.9% 37.9% 4.1% 4.1% 67.5 Real Estate (listed REIT) VIFI11 IPCA⁹ + 6% IFIX¹¹ 30.4% 40.3% (1.0)% (1.0)% 205.9 Real Estate (listed REIT) VIUR11 IPCA⁹ + X% IFIX¹¹ - 18.7% 4.5% 4.5% 153.2 Real Estate (listed REIT) VCRI11 CDI 7 + 1% IFIX¹¹ - 0.4% 0.3% 0.3% 375.7 Real Estate (REIT) VICA11 IFIX¹¹ IFIX¹¹ 27.1% 22.3% 2.3% 2.3% 66.0 Real Estate (REIT) VINCI FOF IMOBILIARIO FIM CP - - 22.4% 19.4% (5.6)% (5.6)% 612.4 Infrastructure (listed) VIGT11

54 Gross IRR Gross IRR Gross MOIC Gross MOIC Total Value Unrealized Realized or Invested Capital Committed Capital Vintage year Segment Fund Partially Realized (USD) (BRL) (USD) (BRL) ( R$mm ) ( R$mm ) ( R$mm ) ( R$mm ) (R$mm) 77.2% 71.5% 4.0x 4.3x 5,202 137 5,065 1,206 1,415 2004 Private Equity Fund 1 1.5% 10.1% 1.1x 2.0x 4,159 2,250 1,909 2,063 2,200 2011 Private Equity VCP II 28.6% 30.9% 1.9x 1.9x 4,502 4,449 53 2,330 4,000 2018 Private Equity VCP III NM NM 1.4x 1.4x 455 455 – 325 2,205 2022 Private Equity VCP IV 70.2% 64.6% 2.2x 2.4x 14,318 7,291 7,027 5,924 9,820 Private Equity VCP Strategy² 30.5% 22.0% 2.6x 2.1x 26 – 26 13 36 2003 Private Equity NE Empreendedor³ 14.2% 20.2% 1.6x 1.9x 257 163 95 135 240 2017 Private Equity Nordeste III 31.5% 25.4% 1.4x 1.3x 576 422 154 424 1,000 2020 Private Equity VIR IV 28.2% 22.2% 1.5x 1.5x 859 585 275 571 1,276 Private Equity VIR Strategy⁴ 19.9% 26.0% 1.6x 1.8x 340 90 250 191 128 2018 Special Situations SPS I 27.3% 24.9% 1.6x 1.5x 1,512 723 789 1,005 671 2020 Special Situations SPS II 41.5% 37.7% 1.6x 1.4x 1,080 949 131 787 1,070 2021 Special Situations SPS III 28.1% 27.5% 1.6x 1.5x 2,932 1,762 1,170 1,983 1,869 Special Situations SPS Strategy⁵ 43.5% 58.2% 2.8x 3.6x 377 116 261 104 211 2017 Infrastructure FIP Transmissão ⁶ 32.9% 28.5% 1.4x 1.3x 409 409 – 350 386 2021 Infrastructure VIAS⁷ 0.0% 0.0% – – – – – – 1,566 2022 Infrastructure VICC⁸ 16.4% 14.8% 1.2x 1.2x 281 271 10 238 422 2021 Real Estate VFDL⁹ NM NM 1.2x 1.2x 587 587 – 538 1,460 2022 Credit Vinci Credit Infra¹⁰ See notes and definitions at end of document Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Investment records – Closed End Private Markets funds

55 ▪ Vinci Partners generated R$0.91 or US$0.18¹ of Distributable Earnings per common share for the first quarter of 2024. ▪ The company declared a quarterly dividend of US$0.17² per common share to record holders as of May 23, 2024; payable on June 07 , 2024. 1Q'24 4Q’23 3Q'23 2Q’23 1Q’23 4Q’22 3Q’22 2Q'22 1Q'22 ($ in thousands) 48,297 62,010 51,820 70,369 60,006 55,792 72,842 60,435 53,255 Distributable Earnings (R$) 9,543 12,500 10,647 14,290 11,994 10,618 14,281 11,795 10,615 Distributable Earnings (US$)¹ 0.18 0.23 0.20 0.26 0.22 0.19 0.26 0.21 0.19 DE per Common Share (US$)² 0.17 0.20 0.17 0.20 0.16 0.17 0.20 0.17 0.17 Actual Dividend per Common Share³ May 23, 2024 Feb 22, 2024 Nov 22, 2023 Aug 24, 2023 May 25, 2023 Mar 01, 2023 Nov 23, 2022 Aug 25, 2022 May 24, 2022 Record Date Jun 07, 2024 Mar 07, 2024 Dec 07, 2023 Sep 08, 2023 Jun 09, 2023 Mar 15, 2023 Dec 08, 2022 Sep 09, 2022 Jun 08, 2022 Payable Date Notes: ¹US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 4.9608, as of February 07, 20 24, when dividends were approved by our Board of Directors; ²Per Share calculations are based on end of period Participating Common Shares; ³Actual dividends per common share are calculated considering the share count as of the a ppl icable record date. Shareholder Dividends

56 1Q'24 4Q’23 3Q'23 2Q’23 1Q23 4Q'22 3Q'22 2Q'22 1Q'22 VINP Shares 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 38,778,597 39,312,578 39,405,827 39,730,720 40,247,461 40,614,497 40,892,619 41,112,717 41,363,077 Class A¹ 53,244,836 53,778,817 53,872,066 54,196,959 54,713,700 55,080,736 55,358,858 55,578,956 55,829,316 Common Shares Notes: ¹As of December 29, 2023, Public Float was comprised of 12,510,083 Class A common shares. Share Summary ▪ Common Shares Outstanding as of quarter end of 53,244,836 shares. x Repurchased 533,981 common shares in the quarter, with an average share price of US$10.6. x Repurchased 4,090,985 common shares since the announcement of the first share repurchase plan, with an average share price of US $10.7. x A new share repurchase plan was approved on February 07, 2024, to buy back up to R$60.0 million of the company’s outstanding sha res.

57 ▪ As of March 28, 2024, the company had R$1.1 billion in capital commitments signed to proprietary funds. ▪ Total GP Investments marked at fair value of R$495.0 million as of March 28, 2024. Fair value of investments Accumulated Capital Returned/Dividends Paid Capital Returned/Dividends Paid (1Q'24) Total Capital Called 1Q'24 Capital Called Total Capital Committed 1Q'24 Commitments Segment (R$ millions, unless mentioned) 3.4 1.6 – 3.2 – 5.0 – Private Equity Nordeste III 4.3 – – 2.8 – 3.1 – Private Equity VCP III 4.9 1.7 – 5.6 0.2 11.1 – Private Equity VIR IV – – – – – 350.0 – Private Equity VCP IV 10.3 20.9 – 8.9 – 29.5 – Infrastructure FIP Infra Transmissão ( co - investment )¹ 2.9 6.6 – 3.4 – 10.5 – Infrastructure FIP Infra Transmissão¹ 50.7 – – 37.5 – 50.0 – Infrastructure VIAS – – – – – 15.0 – Infrastructure Vinci Transporte e Logística II 19.1 – – 11.3 – 11.4 – Infrastructure Vinci Transporte e Logística I 0.2 – – 1.6 1.6 100.0 – Infrastructure VICC 59.2 – – 52.0 6.0 70.0 – Real Estate VFDL 51.5 16.2 1.4 67.3 – 67.3 – Real Estate VIUR 35.2 7.5 0.8 50.0 – 50.0 – Real Estate VINO 22.5 0.5 – 16.9 – 16.9 – Real Estate Vinci FOF Imobiliário 71.9 20.6 2.1 80.0 – 80.0 – Real Estate/Credit VCRI 22.9 4.7 0.8 23.0 – 23.0 – Real Estate/Credit Vinci Crédito Agro Fiagro - Imobiliário 47.4 – – 44.2 – 100.0 – Credit Vinci Crédito Infra Institucional 14.7 0.9 0.1 12.5 0.2 50.0 – IP&S VSP FIM 23.8 0.0 – 25.0 – 25.0 – Public Equities VINCI PIPE 35.0 – – 34.8 34.8 34.8 34.8 Real Estate Vinci US Real Estate 15.3 – – 15.0 15.0 15.0 15.0 Infrastructure FDIRS 495.0 81.2 5.1 495.0 57.8 1,117.6 49.8 Total Notes: ¹The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the fund, which is already in divestment period. GP Commitment in Vinci Partners funds

58 ▪ Total Performance fee eligible AUM (PEAUM) of R$39.3 billion. ▪ Hurdle rate funds charge performance based on the fund’s return over its benchmark, generally with a high - watermark clause, except for the SWF mandate in Public Equities. ▪ Within our Private Market strategies, R$9 billion in AUM comes from “preferred return” funds with carried interest, that are still in investment period. 57% 23% 20% Private Markets IP&S Public Equities See notes and definitions at end of document Significant exposure to performance fee - eligible AUM PEAUM R$39 bn PERFORMANCE FEE ELIGIBLE AUM (PEAUM) Status Index Rate Index type AUM R$mm Strategy/Fund Currently generating performance IPCA 5 + 8% Preferred Return w/ Catch - Up² 1,350 VCP III - Onshore Currently generating performance USD + 8% Preferred Return w/ Catch - Up² 3,631 VCP III - Offshore Within investment period IPCA 5 + 8% Preferred Return w/ Catch - Up² 2,679 Other PE Onshore Vehicles Within investment period USD + 8% Preferred Return w/ Catch - Up² 401 Other PE Offshore Vehicles Currently generating performance IPCA 5 + 8.5% Preferred Return w/ Catch - Up² 253 Nordeste III Within investment period IPCA 5 + 5% Preferred Return w/ Catch - Up² 150 Teman Pier Within investment period IPCA 5 + 6% Preferred Return 4 477 VIAS Within investment period IPCA 5 + 6% Preferred Return 4 151 Transportation and Logistics strategy Currently generating performance IPCA 5 + 8% Preferred Return 4 58 FIP Infra Transmissão Within investment period IPCA 5 Preferred Return 4 1,180 VICC Within investment period Hurdle³ 1,001 FDIRS Currently generating performance IPCA 5 + 6% Hurdle³ 2,246 Listed REITs Within investment period IPCA 5 + 6% Preferred Return 4 455 VFDL Currently generating performance IFIX 9 Hurdle³ 353 FOF Strategy Within investment period IPCA 5 + 6% Preferred Return 4 814 VCI II Within investment period IPCA 5 + 6% Preferred Return 4 593 VES Within investment period IPCA 5 + 5% Preferred Return 4 396 VCM FIM Currently generating performance CDI 10 Hurdle³ 174 Energia FIM Within investment period IPCA 5 + 5% Hurdle³ 107 VCS Currently generating performance CDI 10 Hurdle³ 345 VCE Within investment period CDI 10 Preferred Return 4 1,308 SPS III Within investment period IPCA 5 + 6% Preferred Return 4 89 VORE FII Currently generating performance 1,268 Others Not expected to pay performance 3,034 Others 22,512 Total Private Markets Currently generating performance IMAB 5 6 Hurdle³ 1,484 Vinci Valorem Currently generating performance IBOV 7 + alpha Hurdle³ 1,432 Separate Mandates Currently generating performance 995 International¹ Currently generating performance IBOV 7 + alpha Hurdle³ 583 Commingled Funds Currently generating performance IPCA 5 + 8% Preferred Return w/ Catch - Up² 213 VSP Currently generating performance CDI 10 Hurdle³ 360 Atlas Strategy Currently generating performance CDI 10 Hurdle³ 257 Vinci Multiestratégia Currently generating performance 3,663 Others 8,987 Total IP&S Currently generating performance FTSE 8 Hurdle³ 5,055 SWF Currently generating performance IBOV 7 Hurdle³ 887 Mosaico Strategy Currently generating performance IBOV 7 Hurdle³ 551 Vinci Gas Dividendos Currently generating performance IPCA 5 + Yield IMAB 11 Hurdle³ 534 Vinci Total Return Currently generating performance 738 Others 7,766 Total Public Equities 39,264 PEAUM TOTAL

59 Notes and Definitions Notes to page 31: (1) Private Markets are comprised of REITs, Credit rights investment funds and Private Equity (excluding non - discretionary manag ers). (2) Others are comprised of non - discretionary Private Equity managers (79%), Offshore (10%), ETF (10%) and foreign exchange (1%) . Notes to page 47: (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) r ela ted to SPS acquisition and Ares investment. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On March 28, 2024, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideratio n f air value. The variation was recognized as a loss in the financial result. Notes to page 54: (1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund. (2) Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza. (3) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA. (4) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA. (5) Valorem Strategy includes the funds Valorem FIM and Valorem Advisory. (6) Equilibrio Strategy incudes the IP&S Family of pension plans. (7) CDI is an average of interbank overnight rates in Brazil (daily average for the period). (8) Brazil stock market most relevant index. (9) IPCA is a broad consumer price index measured by the IBGE. (10) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Ye ars in duration.

60 Notes and Definitions (11) IFIX is an index composed by listed REITs in the Brazilian stock Market. (12) If IMAB 5 Average is: i . less or equal to 2%, X=3% per year; ii. between 2% - 4%, X= Average IMAB 5+1% per year; iii. Between 4% - 5%, X=5% per year; IV. g reater or equal to 5%, X= IMAB 5 Average Notes to page 55: (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 4Q’ 23, due to fund’s administrator timeline to disclose the quarterly markup of the fund, with the exception of total commitments for VCP IV, which are presented as of 1Q’24. (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collec ti vely, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the acc ura cy or completeness of any such information. (4) Track record for VIR strategy is presented as of 4Q’23, due to fund’s administrator timeline to disclose the quarterly ma rku p of the fund. (5) Track record for Vinci SPS strategy is presented as of 1Q’24. (6) Track record for FIP Infra is presented as of 4Q’23. (7) Track record for VIAS is presented as of 4Q’23. (8) Total commitments for VICC are presented as of 1Q’24. (9) Track record for VFDL is presented as of 1Q’24. (10) Track record for Vinci Credit Infra is presented as of 1Q’24. Notes to page 59: (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged ov er the absolute return of the fund instead of the excess return over the preferred rate.

61 Notes and Definitions (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause. (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate.

62 Notes and Definitions ▪ “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manne r t hat does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue fro m realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments, plus (d) compensation allocated in relation to performance fees, plus (e) non - o perational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization. ▪ “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory servic es. ▪ “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capab ili ties to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes f rom unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized ga in from investment income, plus (f) share - based payments, plus (g) income taxes on share - based payments, plus (h) depreciation and amortization, except for depreciation and amortization relat ing to each segment’s investments, less (i) contingent consideration (earn - out) gain (loss) (after tax). ▪ “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from perf orm ance fees, net revenue from advisory services and realized gain from investment income. ▪ “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from re venue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisor y s ervices, plus (c) personnel and profit - sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees. ▪ “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess pe rformance across the company’s five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributab le Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realiz ed gain from GP investment income. ▪ “AUM” refers to assets under management. Our AUM equals the sum of: (1) the fair market value of all funds and management acc oun ts managed by Vinci Partners, across Private Equity, Real Estate, Infrastructure, Vinci SPS, Credit, IP&S, Public Equities and Retirement Services; (2) the capital that we are en tit led to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co - investments arranged by us that were made or could be ma de by limited partners of our corporate private equity funds and portfolio companies of such funds. AUM includes double counting related to funds from one segment that invest in funds fr om another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in cre dit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds pro hib it double - charging fees on AUM across segments. Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operation s. ▪ Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Inve stm ents. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 10 1% of CDI.

63 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profit s f rom our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Managemen t a nd Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and pri vate credit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

64 Funds/strategies’ descriptions ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban com mer cial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strat egi es. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil . ▪ Vinci FOF Imobiliário: Fund of Funds that invests in other listed REITs, combining income with capital gain.

RIO DE JANEIRO 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon – 22431 - 002 SÃO PAULO 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 - 14º andar Jardim Paulistano – 01452 - 000 RIBEIRÃO PRETO 55 16 2101 4641 Av. Presidente Vargas, 2.121 – Sala 106 Jardim América - 14020 - 260 RECIFE 55 81 3204 6811 Av. República do Líbano, 251 - sala 301 Torre A – Pina – 51110 - 160 NEW YORK 1 646 559 8000 780 Third Avenue, 25 th Floor 10017